SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 3, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Sari Baldauf to succeed Risto Siilasmaa as Nokia Board Chair at Nokia’s Annual General Meeting 2020

STOCK EXCHANGE RELEASE

December 3, 2019

Nokia Corporation
Stock Exchange Release
December 3, 2019 at 15:12 (CET +1)

Sari Baldauf to succeed Risto Siilasmaa as Nokia Board Chair at Nokia’s Annual General Meeting 2020

•                  Risto Siilasmaa will step down from the Nokia Board of Directors after serving 12 years as a Director and the last eight years as the Chair at Nokia’s Annual General Meeting, planned to be held on April 8, 2020.

•                  Following a nearly one-year succession planning process, the Board’s Corporate Governance & Nomination Committee proposes the Vice Chair, Sari Baldauf, to be the new Chair of the Nokia Board, subject to her re-election to the Board by the Annual General Meeting.

Espoo, Finland — Nokia announced today that its Board Chair, Risto Siilasmaa, has informed the Board that he will not stand for re-election to the Board of Directors at the Nokia Annual General Meeting in 2020. Siilasmaa joined the Nokia Board in 2008 and was appointed as Board Chair in 2012. He also served as interim CEO of Nokia from 2013 to 2014.

“During my time as Board Chair, we have repositioned Nokia as a world-leading network technology business, with a strong basis for the future,” said Risto Siilasmaa. “This has included some fundamental strategic steps, including the sale of the Nokia mobile devices business to Microsoft, taking full ownership of the NSN telecom infrastructure business, and the acquisition of Alcatel-Lucent. This transformational journey has not been easy, and I would like to thank everyone at Nokia for their determination and dedication.”

“We are in the midst of another transition now, with the historic move to 5G,” continued Siilasmaa. “While we know that Nokia is facing some short-term challenges as the technology matures, I am confident that we have the right actions underway to address those issues. Many parts of Nokia are performing well, and we are delivering on our strategy to diversify into enterprise markets and build our software business.”

The Corporate Governance & Nomination Committee has conducted a rigorous succession planning process for almost a year and, in alignment with the full Board, proposes Board Vice Chair Sari Baldauf as the new Chair and Board member Kari Stadigh as the Vice Chair as of the Annual General Meeting 2020, subject to their re-election to the Board.

Baldauf joined the Nokia Board as a non-executive director in 2018. In addition, she is a member of the Supervisory Board & Nomination Committee of Daimler AG and the Board of Directors of Aalto University. Baldauf was the Executive Vice President and General Manager of Nokia’s Networks business group from 1998 to 2005 and, prior to that, held various executive positions at Nokia in

Finland and the United States. Until 2018, Baldauf was the Board Chair of Fortum Corporation and a member of the Supervisory Board of Deutsche Telekom.

“I am honored by the nomination to serve Nokia and its shareholders as the Chair of the Board of Directors,” said Sari Baldauf, Nokia Board Vice Chair. “Risto and I have worked closely together since I was named Vice Chair in May. I see a clear opportunity to help create long-term shareholder value and look forward to continuing to work closely with the Board and with Nokia CEO Rajeev Suri. Rajeev and his team are working hard to address both the short-term issues and strengthen Nokia’s longer-term value drivers.”

“Risto has been an excellent partner during a time of significant change at Nokia,” said Rajeev Suri, the President and CEO of Nokia. “On behalf of all the employees of Nokia, I thank him for all his hard work and support. I look forward to working with Sari as the new Chair of the Nokia Board.”

Nokia plans to publish the notice of the AGM 2020 and the complete proposals by the Board after the publication of its fourth-quarter and full-year 2019 results. Nokia’s AGM is planned to be held on April 8, 2020.

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Inquiries

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Email: press.services@nokia.com

Katja Antila, Head of Media Relations

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets, and any mathematical analysis derived from such expectations and targets, regarding financial performance, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market; market developments, general economic conditions and structural change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout of software and other new products, including 5G; M) expectation regarding our customers’ future capital expenditure constraints; and N) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29)

pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2019		Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal